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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                                   Akorn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   009728 10 6
--------------------------------------------------------------------------------
                                 (Cusip Number)


John N. Kapoor                                Copy     Thomas J. Murphy
EJ Financial Enterprises, Inc.                To:      McDermott, Will & Emery
225 E. Deerpath, Suite 250                             227 West Monroe Street
Lake Forest, IL 60045                                  Chicago, IL 60606
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 7, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 009728 10 6
          -----------

--------------------------------------------------------------------------------
1        Names of Reporting Persons:             I.R.S. Identification Nos. of
         John N. Kapoor Trust, dtd 9/20/89       Above Persons (entities only):

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions):
                  (a) / /
                  (b) / /

--------------------------------------------------------------------------------
3        SEC Use Only:

--------------------------------------------------------------------------------
4        Source of Funds (See Instruction):
         OO (See Item 3)

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):    / /

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization:
         Illinois

--------------------------------------------------------------------------------
                            7       Sole Voting Power:
                                    24,126,699
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8       Shared Voting Power:
     Each                           -0-
   Reporting
    Person                 -----------------------------------------------------
     With                   9       Sole Dispositive Power:
                                    24,126,699
                           -----------------------------------------------------
                           10       Shared Dispositive Power:
                                    -0-

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person:
         24,126,699

--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):    / /

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11):
         56.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions):
         OO

CUSIP No. 009728 10 6
          -----------

--------------------------------------------------------------------------------
1        Names of Reporting Persons:             I.R.S. Identification Nos. of
         John N. Kapoor                          Above Persons (entities only):

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions):
                  (a) / /
                  (b) / /

--------------------------------------------------------------------------------
3        SEC Use Only:

--------------------------------------------------------------------------------
4        Source of Funds (See Instruction):


--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):    / /

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization:
         USA

--------------------------------------------------------------------------------
                            7       Sole Voting Power:
                                    24,622,637
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8       Shared Voting Power:
     Each                           3,395,000
   Reporting
    Person                 -----------------------------------------------------
     With                   9       Sole Dispositive Power:
                                    24,622,637
                           -----------------------------------------------------
                           10       Shared Dispositive Power:
                                    3,395,000

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person:
         28,017,637

--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    /X/

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11):
         64.4% (See Item 5(a)(i))

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions):
         IN

CUSIP No. 009728 10 6
          -----------

--------------------------------------------------------------------------------
1        Names of Reporting Persons:             I.R.S. Identification Nos. of
         EJ Financial/Akorn Management, L.P.     Above Persons (entities only):

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions):
                  (a) / /
                  (b) / /

--------------------------------------------------------------------------------
3        SEC Use Only:

--------------------------------------------------------------------------------
4        Source of Funds (See Instruction):
         OO

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):    / /

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization:
         Illinois
--------------------------------------------------------------------------------
                            7       Sole Voting Power:
                                    3,395,000
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8       Shared Voting Power:
     Each                           -0-
   Reporting
    Person                 -----------------------------------------------------
     With                   9       Sole Dispositive Power:
                                    3,395,000
                           -----------------------------------------------------
                           10       Shared Dispositive Power:
                                    -0-

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person:
         3,395,000

--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):   / /

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11):
         17.2%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         PN

CUSIP No. 009728 10 6
          -----------

--------------------------------------------------------------------------------
1        Names of Reporting Persons:             I.R.S. Identification Nos. of
         Pharma Nevada, Inc.                     Above Persons (entities only):

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions):
                  (a) / /
                  (b) / /

--------------------------------------------------------------------------------
3        SEC Use Only:

--------------------------------------------------------------------------------
4        Source of Funds (See Instruction):
         OO

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):    / /

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization:
         Illinois

--------------------------------------------------------------------------------
                            7       Sole Voting Power:
                                    3,395,000
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8       Shared Voting Power:
     Each                           -0-
   Reporting
    Person                 -----------------------------------------------------
     With                   9       Sole Dispositive Power:
                                    3,395,000
                           -----------------------------------------------------
                           10       Shared Dispositive Power:
                                    -0-

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person:
         3,395,000

--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):   / /

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11):
         17.2%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         CO

CUSIP No. 009728 10 6
          -----------

--------------------------------------------------------------------------------
1        Names of Reporting Persons:             I.R.S. Identification Nos. of
         Editha A. Kapoor                        Above Persons (entities only):

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions):
                  (a) / /
                  (b) / /

--------------------------------------------------------------------------------
3        SEC Use Only:

--------------------------------------------------------------------------------
4        Source of Funds (See Instruction):


--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):    / /

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization:
         USA

--------------------------------------------------------------------------------
                            7       Sole Voting Power:
                                    63,600
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8       Shared Voting Power:
     Each                           3,395,000
   Reporting
    Person                 -----------------------------------------------------
     With                   9       Sole Dispositive Power:
                                    63,600

                           -----------------------------------------------------
                           10       Shared Dispositive Power:
                                    3,395,000

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person:
         3,458,600

--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):   / /

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11):
         17.5%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN

             This Amendment No. 12 (the "Amendment") to Schedule 13D is being filed to disclose that on October 7, 2003 the John N. Kapoor Trust dated 9/20/89 (the "Trust"), along with other investors, consummated a recapitalization transaction (the "Transaction") involving Akorn, Inc. ("Akorn") by purchasing all of Akorn's outstanding senior debt from The Northern Trust Company. In return for its contribution, the Trust received from Akorn: 107,350 shares of Series A 6% Participating Convertible Preferred Stock, a subordinated note of Akorn in the principal amount of $2,117,139.03, warrants to purchase 3,578,333 shares of Akorn common stock ("Shares") at $1.00 per share and warrants to purchase 1,091,714 Shares at $1.10 per share.

             This Amendment is filed jointly by (i) the Trust, of which John N. Kapoor is trustee and sole beneficiary, (ii) John N. Kapoor, (iii) EJ Financial/Akorn Management, L.P., a Delaware limited partnership ("EJ/Akorn") of which Pharma Nevada, Inc. is the managing general partner, (iv) Pharma Nevada, Inc., a Nevada corporation wholly owned by John N. Kapoor and Editha A. Kapoor and of which John N. Kapoor serves as the president and chairman of the board of directors, and (v) Editha A. Kapoor, wife of John N. Kapoor (collectively, the "Reporting Persons").

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             The Trust funded its obligation to purchase the Participating Convertible Preferred Stock and warrants from its own assets and/or from borrowings.

             The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

ITEM 4.      PURPOSE OF TRANSACTION

             The purpose of the Transaction was to reduce Akorn's outstanding senior bank debt and provide Akorn with additional working capital. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

             Both Dr. Kapoor and the Trust, as well as the other persons filing this Amendment No. 12, have acquired the Shares as an investment and intend to continue to review Akorn's business affairs and general economic and industry conditions. Based upon such review, persons named herein, will, on an on-going basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, the persons filing this statement may sell all or a portion of their holdings in Akorn in the open market, subject to the requirements of Rule 144 or as otherwise permitted. Dr. Kapoor has held discussions with shareholders of Akorn regarding potential changes to the composition of Akorn's board of directors. These discussions are ongoing and may result in changes to Akorn's board of directors in the foreseeable future.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

                    (a) As of the date hereof:
                             (i) John N. Kapoor beneficially owns (a) presently
             exercisable options to purchase 470,938 Shares representing 2.3% of the Shares outstanding, (b) 25,000 Shares representing 0.1% of the Shares outstanding, (c) 24,126,699 Shares representing 56.0% of the Shares outstanding through the Trust, of which he is the sole trustee, (c) 3,395,000 Shares representing 17.2% of Shares outstanding through EJ/Akorn;

             In accordance with the requirements for determining beneficial ownership of a class of securities pursuant to Schedule 13D, the above Akorn share ownership percentages are calculated assuming the conversion of all convertible securities and exercise of all warrants and options held by the Reporting Persons, but not of all outstanding convertible securities, warrants and options of Akorn eligible for conversion or exercise. If the above percentages were calculated on a fully diluted basis, after the conversion of all convertible securities and exercise of all warrants and options of Akorn, John N. Kapoor's ownership percentage of Akorn common stock would be reduced to approximately 38.4%.

                             (ii) the Trust beneficially owns (a) 851,800 Shares
             representing 4.3% of the Shares outstanding, (b) warrants allowing it to purchase up to 6,337,047 Shares representing 24.3% of the Shares outstanding, (c) convertible subordinated debt which is convertible into 2,426,900 Shares representing 10.9% of the Shares outstanding, (d) the right to convert interest accrued to date on $2,000,000 of subordinated debt into 197,619 Shares representing 1.0% of the Shares outstanding, (e) 107,350 shares of Series A 6% Participating Convertible Preferred Stock convertible into 14,313,333 Shares representing 42.0% of Shares outstanding;

                             (iii) EJ/Akorn owns 3,395,000 Shares representing
             17.2% of the Shares outstanding;

                             (iv) Pharma Nevada, Inc. owns 3,395,000 Shares
             representing 17.2% of the Shares outstanding through EJ/Akorn; and

                             (iv) Editha A. Kapoor beneficially owns (a) 63,600
             Shares representing 0.3% of the Shares outstanding in her capacity as trustee of four trusts established for the benefit of the children of John Kapoor and Editha Kapoor (the "Childrens' Trust") and (c) 3,395,000 Shares representing 17.2% of Shares outstanding through EJ/Akorn.

                   (b) John N. Kapoor has sole voting and dispositive power over
             24,622,637 Shares (comprised of the Shares, subordinated debt convertible to Shares, participating convertible preferred stock, options and warrants held by himself and the Trust) and shared dispositive and voting power over 3,395,000 Shares (comprised of Shares held by EJ/Akorn). The Trust, acting through its trustee, has sole voting and dispositive power over 24,126,699 Shares and does not share voting power or dispositive power over any other Shares. EJ/Akorn, acting through its managing general partner, has sole voting and dispositive power over 3,395,000 Shares and does not share voting power or dispositive power over any other Shares. Pharma Nevada, Inc. has sole voting and dispositive power over 3,395,000 Shares held through EJ/Akorn and does not share voting power or dispositive power over any other Shares. Editha A. Kapoor, as trustee of the Childrens' Trust, has sole voting and dispositive power over 63,600 Shares representing the shares held in the Childrens' Trust and shared dispositive and voting power over 3,395,000 Shares (comprised of Shares held by EJ/Akorn).

                    (c) Except for the transactions described in Item 6 below, which were effected in a privately negotiated transaction, there have been no transactions effected with respect to Shares since August 21, 2003 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

                      (d) Inapplicable.

                      (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             The Reporting Persons acquired Shares in the Transaction as follows. On September 25, 2003, The Northern Trust Company, an Illinois banking corporation ("Northern Trust"), the certain purchasers identified therein, including the Trust (collectively, the "Purchasers"), Akorn and Akorn (New Jersey), Inc., an Illinois corporation ("Akorn New Jersey"), entered into an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") whereby the Purchasers agreed to purchase and assume all of Northern Trust's interest (the "Assigned Interests") in and to all of Northern Trust's rights and obligations under the Credit Agreement dated as of September 15, 1999, as amended, (the "Credit Agreement") between Akorn and Akorn New Jersey, as borrowers, and Northern Trust, as lender.

             Simultaneously with the execution of the Assignment and Assumption Agreement, Akorn entered into a Preferred Stock and Note Purchase Agreement (the "Purchase Agreement") with the Purchasers to redeem from the Purchasers the Assigned Interests in exchange for (a) an aggregate of 257,172 shares of Akorn's Series A 6% Participating Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), currently convertible into 34,289,600 Shares at $0.75 per Share, (b) warrants currently exercisable to purchase an aggregate of 8,572,400 Shares at an exercise price of $1.00 per Share and (c) an aggregate of approximately $2,767,139.03 in subordinated promissory notes (the "Purchased Notes") issued to certain Purchasers, including the Trust. Pursuant to the Purchase Agreement and certain warrant agreements dated October 7, 2003 between Akorn and the Trust, the Trust acquired 107,350 shares of Series A Preferred Stock currently convertible into 14,313,333 Shares at $0.75 per share and warrants currently exercisable to purchase an aggregate of 3,578,333 Shares at an exercise price of $1.00 per share. Warrants issued in the Transaction have cashless exercise and certain antidilution protection.

             In connection with the Transaction, Akorn filed that certain Articles of Amendment to Articles of Incorporation ("Articles of Amendment," attached hereto as Exhibit I), with the Louisiana Secretary of State on October 6, 2003. The Articles of Amendment designate and set forth the rights, preferences and privileges of the Series A Preferred Stock, including the following. The Series A Preferred accrues dividends at a rate of 6.0% per annum, which rate is fully cumulative, accrues daily and compounds quarterly, provided that in the event stockholder approval authorizing sufficient shares to be authorized and reserved for conversion of all of the Series A Preferred Stock and warrants issued in connection with the Transaction ("Stockholder Approval") has not been received by October 7, 2004, such rate is to increase to 10.0% until Stockholder Approval has been received and sufficient shares are authorized and reserved. Subject to certain limitations, on October 31, 2011, Akorn is to redeem all shares of Series A Preferred Stock for an amount per share equal to $100, as may be adjusted from time to time as set forth in the Articles of Amendment (the "Stated Value"), plus all accrued but unpaid dividends on such share ("Redemption Price"). If Akorn does not have sufficient funds to redeem all such shares, any shares of Series A Preferred not redeemed will accrue dividends at a rate of 10.0% per annum until redeemed. Shares of Series A Preferred Stock shall have liquidation rights in preference over junior securities, including shares of common stock and have certain antidilution protections. Without the approval of 50.1% of the Series A Preferred Stock, Akorn shall not take certain actions, including
             (i) issuing Series A Preferred Stock, securities senior or on par with the Series A Preferred Stock, (ii) amending Akorn's Articles of Incorporation or Bylaws to alter the rights of the Series A Preferred Stock, (iii) effect a change of control or (iv) effect a reverse split of the Series A Preferred Stock. The Series A Preferred Stock is convertible at any time into a number of shares of common stock equal to the quotient obtained by dividing (x) the Stated Value plus any accrued but unpaid dividends by (y) $0.75, as such numbers may be adjusted form time to time pursuant to the terms of the Articles of Amendment. Provided that Stockholder Approval has been received and sufficient shares of common stock are authorized and reserved, all shares of Series A Preferred Stock shall convert to shares of common stock on October 8, 2006.

             Pursuant to the Purchase Agreement dated October 7, 2003 between Akorn and the Trust, the Trust acquired 107,350 shares of Series A Preferred Stock currently convertible into 14,313,333 Shares at $0.75 per share and, pursuant to the terms of a certain warrant agreement dated October 7, 2003 between Akorn and the Trust (attached hereto as Exhibit IV), the Trust acquired warrants currently exercisable to purchase an aggregate of 3,578,333 Shares at an exercise price of $1.00 per Share.

             The Purchased Note issued to the Trust (attached hereto as Exhibit
             II) is in the principal amount of $2,117,139.03, accrues interest at a rate of prime plus 1.75% and is due and payable on April 7, 2006. As an additional incentive to purchase the Purchased Notes, Akorn granted the Purchasers acquiring the Purchased Notes, including the Trust, an aggregate of 276,714 warrants currently exercisable to purchase Shares at an exercise price of $1.10 per Share. Pursuant to the terms of that certain warrant agreement dated October 7, 2003 between Akorn and the Trust (attached hereto as Exhibit V), the Trust received warrants currently exercisable to purchase 211,714 Shares at an exercise price of $1.10 per Share.

             Akorn and Akorn New Jersey also entered into a Credit Facility dated October 7, 2003 ("Credit Facility") with LaSalle Bank National Association ("LaSalle Bank") to provide for new senior secured debt to Akorn. As a condition of entering into the Credit Facility, John N. Kapoor and the Trust executed a guaranty (the "Guaranty") in favor of LaSalle Bank on behalf of Akorn (attached hereto as Exhibit III). In exchange for entering into the Guaranty, pursuant to the terms of that certain warrant agreement dated October 7, 2003 between Akorn and the Trust (attached hereto as
             Exhibit VI), the Trust received warrants currently exercisable to purchase 880,000 Shares at an exercise price of $1.10 per Share.

             As part of the Transaction, Akorn and the Purchasers also entered into a Registration Rights Agreement dated October 7, 2003 (the "Registration Rights Agreement") pursuant to which Purchasers were granted certain registration rights in connection with the Series A Preferred Stock and warrants issued in connection with the Transaction, including three (3) demand registrations for holders of more than 5,000,000 Shares, incidental or piggy-back registrations upon a registration by Akorn on Form S-1, S-2 or S-3 and shelf registration rights. Akorn further agreed not to enter into any new agreement with more preferential registration rights.

             The Transaction closed on October 7, 2003.

             The foregoing description of the transactions and agreements set forth in this schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits below pursuant to Item 7.

             Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of Akorn.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

                      The following Exhibits are filed with this Amendment:

             I. Articles of Amendment to Articles of Incorporation of Akorn filed with the Secretary of State of Lousiana on October 6, 2003.

             II. Subordinated Promissory Note of Akorn in the principal amount of $2,117,139.03 due April 7, 2003.

             III. Guaranty, dated as of October 7, 2003, of John N. Kapoor and the Trust in favor LaSalle Bank National Association, as Administrative Agent, and the Lender Parties, as defined therein.

             IV. Warrant Agreement, dated as of October 7, 2003, between Akorn and the Trust (Preferred Stock Warrants).

             V. Warrant Agreement, dated as of October 7, 2003, between Akorn and the Trust (Purchased Note Warrants).

             VI. Warrant Agreement, dated as of October 7, 2003, between Akorn and the Trust (Guaranty Warrants).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




October 21, 2003                             /s/ John N. Kapoor
                                             -----------------------------------
                                             John N. Kapoor


October 21, 2003                             /s/ Editha A. Kapoor
                                             -----------------------------------
                                                            Editha A. Kapoor


                                             EJ FINANCIAL/AKORN MANAGEMENT, L.P.

October 21, 2003                             By: Pharma Nevada, Inc.
                                                 Managing General Partner

                                                 /s/ John N. Kapoor
                                                 -------------------------------
                                                 John N. Kapoor, President


October 21, 2003                             Pharma Nevada, Inc.


                                             By: /s/ John N. Kapoor
                                                 -------------------------------
                                                 John N. Kapoor, President


                                             John N. Kapoor Trust
                                             dtd 9/20/89

October 21, 2003                             By:  /s/ John N. Kapoor
                                                  ------------------------------
                                                  John N. Kapoor as Trustee